SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 May 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

15 May 2014

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities. Resolution 21 being passed by a majority of at least 66% as over 50% of the total shares were represented at the annual general meeting. Resolutions 22 to 27 (inclusive) were passed as special resolutions. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes as a % of the Relevant Shares in Issue	Votes Withheld
1	Receive the report and accounts	50,387,502,778	99.98	12,350,689	0.02	50,399,853,467	70.61%	252,069,951
2	Election of Mr J Colombás	50,195,770,078	99.55	225,164,973	0.45	50,420,935,051	70.64%	230,749,822
3	Election of Mr D D J John	50,393,400,757	99.95	26,881,964	0.05	50,420,282,721	70.64%	231,401,238
4	Re-election of Lord Blackwell	49,950,138,515	99.06	472,448,036	0.94	50,422,586,551	70.65%	229,309,458
5	Re-election of Mr M G Culmer	50,153,195,835	99.47	268,850,328	0.53	50,422,046,163	70.65%	229,868,557
6	Re-election of Ms C J Fairbairn	50,041,169,413	99.58	212,532,177	0.42	50,253,701,590	70.41%	398,205,352
7	Re-election of Ms A M Frew	50,204,664,916	99.57	217,849,584	0.43	50,422,514,500	70.65%	229,411,826
8	Re-election of Mr A Horta-Osório	50,204,020,367	99.56	221,733,212	0.44	50,425,753,579	70.65%	226,304,521
9	Re-election of Mr N L Luff	50,209,438,724	99.58	212,444,239	0.42	50,421,882,963	70.64%	229,882,006
10	Re-election of Mr D L Roberts	This resolution was withdrawn.
11	Re-election of Mr A Watson	50,204,753,612	99.57	217,451,803	0.43	50,422,205,415	70.65%	229,437,591
12	Re-election of Ms S V Weller	50,210,241,955	99.58	212,460,220	0.42	50,422,702,175	70.65%	229,089,744
13	Re-appointment of the auditors	49,767,258,490	99.08	463,667,975	0.92	50,230,926,465	70.38%	421,146,710
14	Authority to set the remuneration of the auditors	50,097,241,943	99.34	330,952,045	0.66	50,428,193,988	70.65%	223,791,927
15	Authority to make political donations or to incur political expenditure	50,001,796,930	99.18	414,103,331	0.82	50,415,900,261	70.64%	236,283,323
16	Directors' authority to allot shares	47,933,618,302	96.02	1,988,997,398	3.98	49,922,615,700	69.95%	729,363,124
17	Directors' authority to allot Regulatory Capital Convertible Instruments	48,425,050,745	98.44	769,061,562	1.56	49,194,112,307	68.92%	1,457,372,063
18	Authority to introduce a Scrip Dividend Programme	49,884,029,940	98.92	542,672,704	1.08	50,426,702,644	70.65%	225,091,097
19	Approval of the Directors' Remuneration Policy	48,261,463,626	97.97	999,055,639	2.03	49,260,519,265	69.02%	1,390,922,389
20	Approval of Directors' Remuneration Implementation Report	43,788,297,161	87.26	6,395,444,524	12.74	50,183,741,685	70.31%	468,092,343
21	Approval of Directors' Remuneration Policy - variable component for Code Staff	49,766,849,046	98.77	619,535,293	1.23	50,386,384,339	70.60%	265,249,579
22	Amendments to the articles of association	50,383,052,309	99.94	29,438,363	0.06	50,412,490,672	70.63%	238,799,605
23	Limited disapplication of pre-emption rights (ordinary shares)	48,651,146,804	96.93	1,541,465,769	3.07	50,192,612,573	70.32%	458,683,442
24	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	46,893,731,770	94.84	2,553,875,333	5.16	49,447,607,103	69.28%	1,203,581,751
25	Authority to purchase own ordinary shares	50,379,858,926	99.90	48,308,919	0.10	50,428,167,845	70.65%	223,703,068
26	Authority to purchase own preference shares	50,166,038,484	99.55	227,172,274	0.45	50,393,210,758	70.60%	258,488,120
27	Notice period for general meetings	47,148,439,959	93.50	3,278,905,787	6.50	50,427,345,746	70.65%	224,243,983
28	Approval of the Related Party and Class 1 Transaction	32,372,152,434	99.89	35,371,125	0.11	32,407,523,559	45.41%	472,317,675

On 13 May 2014 there were 71,373,735,357 relevant shares in issue. 271 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 15 May 2014